UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  U.S. Bancorp
                                 (Name of Issuer)

                     Common Stock, Par Value $5.00 Per Share
                          (Title of Class of Securities)

                                    911596104
                                  (CUSIP Number)


                                 Dwight V. Board
                          Secretary -- West One Bancorp
                           101 South Capitol Boulevard
                               Post Office Box 8247
                                Boise, Idaho 83733
                                 (208) 383-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 1995
                       (Date of Event Which Requires Filing
                                of this Statement)

              If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
         13d-1(b)(3) or (4), check the following box [   ].

              Check the following box if a fee is being paid with the statement: [ X ]. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five per-cent or less of such class.)

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Sec-tion 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

              The total number of shares reported herein is 19,542,378 shares, which constitutes approximately 19.9% of the total number of shares outstanding. Unless otherwise indicated, all ownership percentages set forth herein assume that at May 1, 1995, there were 98,202,805 shares outstanding.

                          (Continued on following pages)
                                Page 1 of 18 Pages





          CUSIP No.  911596104


          1.  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               West One Bancorp
               IRS Employer Identification No. 82-0362647


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)

                                                               (b)
                Not Applicable


          3.  SEC USE ONLY



          4.  SOURCE OF FUNDS*
                WC, BK


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                 Not applicable


          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                Idaho

          NUMBER OF
           SHARES           7.  SOLE VOTING POWER
         BENEFICIALLY              19,542,378(1)
           OWNED BY
            EACH            8.  SHARED VOTING POWER
          REPORTING                  0
           PERSON
            WITH            9.  SOLE DISPOSITIVE POWER
                                   19,542,378(1)

                           10.  SHARED DISPOSITVE POWER
                                     0






         _____________________
         * The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this
              Schedule 13D.

                                Page 2 of 18 Pages





          CUSIP No.  911596104



          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                   19,542,3781


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES



          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     16.6%**


          14.  TYPE OF REPORTING PERSON
                      CO, BK
































         _____________________
         ** Adjusted to reflect the issuance by U.S. Bancorp of 19,542,378 shares as described herein.

                                Page 3 of 18 Pages




         Item 1.   Security and Issuer.

              This Schedule 13D relates to the $5.00 par value common stock ("U.S. Bancorp Common Stock") of U.S. Bancorp. The pri-ncipal executive offices of U.S. Bancorp, a corporation or-ganized and existing under the laws of the State of Oregon and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), are located at 111 Southwest Fifth Avenue, Portland, Oregon 97204.

         Item 2.   Identity and Background.

              This Schedule 13D is filed by West One Bancorp, a corpo-ration organized and existing under the laws of the State of Idaho and registered as a bank holding company under the BHC Act ("West One"). West One is engaged, through its banking subsidiaries and various banking-related subsidiaries, in a broad range of banking operations and banking related business -- principally in the States of Idaho, Washington, Oregon and Utah. West One's principal offices are located at 101 South Capitol Boulevard, Post Office Box 8247, Boise, Idaho 83733.

              Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of West One.

              During the last five years, to the best of West One's knowledged, neither West One nor any of its executive officers or directors has been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which West One or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or man-dating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

              Each executive officer and each director of West One is citizen of the United States. The name, business address, and present principal occupation of each executive officer and di-rector is set forth in Exhibit A to this Schedule 13D and spe-cifically incorporated herein by reference.

         Item 3.   Source and Amount Funds or Other Consideration.

              Pursuant to a Stock Option Agreement, dated as of May 6, 1995, between West One and U.S. Bancorp (the "U.S. Bancorp Op-tion Agreement"), U.S. Bancorp has granted West One an ir-revocable option to purchase the shares of U.S. Bancorp Common Stock covered by this Schedule 13D (the "U.S. Bancorp Option"). Specifically, the U.S. Bancorp Option grants West One the right to purchase up to 19,542,378 Shares, subject to certain ad-justments, of U.S. Bancorp common stock at a price, subject to certain adjustments, of $28.00 per share. The U.S. Bancorp option was granted by U.S. Bancorp as a condition of and in consideration for West One's entering into the Agreement and

                                Page 4 of 18 Pages




         Plan of Merger, dated May 5, 1995, between West One and U.S. Bancorp (the "Merger Agreement").

              The exercise of the U.S. Bancorp Option for the full num-ber of shares currently covered thereby would require aggregate funds of $546,824,684. It is anticipated that, should the U.S. Bancorp Option become exercisable and should West One decide to exercise the U.S. Bancorp Option, West One would obtain the funds for purchase from working capital or by borrowing from other banks whose identity is not yet known.

              A copy of the U.S. Bancorp Option Agreement is included as
         Exhibit 10.2 to West One's quarterly report on Form 10-Q for the quarter ended March 31, 1995 (Commission File No. 0-9876) (the "West One 1995 First Quarter 10-Q"), and is specifically incorporated herein by reference.

         Item 4.   Purpose of Transaction.

              One day prior to the execution of the U.S. Bancorp Option Agreement, West One and U.S. Bancorp entered into the Merger Agreement, pursuant to which West One would merger with and into U.S. Bancorp (the "Merger"). Under the Merger Agreement, each share of West One Common Stock, par value $1.00 per share ("West One Common Stock"), outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive 1.47 shares (the "Exchange Ratio") of U.S. Bancorp Common Stock. West One Common Stock will be eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 2 to the West One 1995 First Quarter 10-Q and specifically in-corporated by reference herein.

              At the same time that U.S. Bancorp granted West One the U.S. Bancorp Option, West One, pursuant to a Stock Option Agr-eement, dated May 6, 1995, a copy of which is included as Ex-hibit 10.1 to the West One 1995 First Quarter 10-Q (the "West One Option Agreement"), granted to U.S. Bancorp an option (the "West One Option") to purchase up to 7,330,184 shares, subject to certain adjustments, of West One Common Stock, at a price, subject to certain adjustments, of $34.00 per share.

              The West One Option and the U.S. Bancorp Option (col-lectively, the "Options") were granted by the respective par-ties as a condition of and in consideration for the other par-ty's entering into the Merger Agreement.

              The Merger Agreement also generally provides that, prior to the effective time of the Merger, U.S. Bancorp may not pay dividends on U.S. Bancorp Common Stock except regular quarterly dividends.

              Consummation of the transactions contemplated by the Mer-ger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of approval of the Merger by the respective shareholders of U.S. Bancorp and West One, the receipt of certain regulatory approvals, and the
                                Page 5 of 18 Pages




         receipt of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Merger. The Merger Agreement and the transactions contemplated by the Merger will be submitted for approval at meetings of the stoc-kholders of U.S. Bancorp and West One that are expected to take place in the fall of 1995.

              Except as set forth herein, West One does not have any current plans or proposals that relate to or would result in:

              A. The acquisition by any person of additional shares of U.S. Bancorp Common Stock or the disposition of sha-res of U.S. Bancorp Common Stock;

              B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving U.S. Bancorp or any of its Subsidiaries;

              C. A sale or transfer of a material amount of assets of U.S. Bancorp or any of its Subsidiaries;

              D. Any change in the present Board of Directors or man-agement of U.S. Bancorp, including any plans or pro-posals to change the number or terms of directors or to fill any existing vacancies on the board;

              E. Any material change in the present capitalization or dividend policy of U.S. Bancorp;

              F. Any other material change in U.S. Bancorp's business or corporate structure;

              G. Any changes in U.S. Bancorp's Charter, bylaws or in-struments corresponding thereto or other actions which may impede the acquisition of control of U.S. Bancorp by any person; or

              H.   Any action similar to any of those enumerated above.

                   U. S. Bancorp intends to retain Gerry B. Cameron as Chairman and Chief Executive Officer following the Merger. Daniel R. Nelson, presently Chairman and Chief Executive Of-ficer of West One, is expected to become President and Chief Operating Officer of U. S. Bancorp. The parties have jointly announced that, following Mr. Cameron's retirement currently anticipated to occur by December 31, 1998, Mr. Nelson will succeed Mr. Cameron as chief executive officer of U. S. Ban-corp. Robert D. Sznewajs, previously Executive Vice President and Chief Operating Officer of U. S. Bancorp, has been named Vice Chairman of U. S. Bancorp.

                   The Merger Agreement provides that, beginning at the Effective Time, the board of directors of U. S. Bancorp will be expanded from eight to twelve positions, with the four new po-sitions filled by Daniel R. Nelson and three additional persons selected by the West One board of directors.


                                Page 6 of 18 Pages




         Item 5.   Interest in Securities of Issuer.

              Although the U.S. Bancorp Option does not allow West One to purchase any shares of U.S. Bancorp Common Stock pursuant thereto unless the specified conditions allowing exercise oc-cur, assuming for purposes of this Item 5 that such conditions occur and West One is entitled to purchase pursuant to the U.S. Bancorp Option, West One would own 19,542,378 shares of U.S. Bancorp Common Stock, or approximately 16.6% of the total sha-res of U.S. Bancorp Common Stock outstanding as of May 1, 1995, adjusted to reflect the issuance to West One of such 19,542,378 shares.

              Under the U.S. Bancorp Option Agreement, West One cur-rently does not have the right to acquire any shares of U.S. Bancorp Common Stock unless specific events occur. Accord-ingly, West One does not have sole or shared voting or dis-positive power with respect to any shares of U.S. Bancorp Com-mon Stock, and West One therefore disclaims beneficial owner-ship of the U.S. Bancorp Common Stock subject to the U.S. Ban-corp Option until the events allowing exercise occur. Assuming for purposes of this Item 5, however, that events occur that would enable West One to exercise the U.S. Bancorp Option, West One would have the right to purchase up to 19,542,378 shares, subject to adjustment as described above, of U.S. Bancorp Com-mon Stock, as to which it would have sole voting power and sole dispositive power, subject to U.S. Bancorp's right to repur-chase such shares under the circumstances described under Item 6 of this Schedule 13D.

              To the best of West One's knowledge, the following table shows the number of the shares of U.S. Bancorp Common Stock beneficially owned by any executive officer or director of West One, the aggregate number of which constitutes less than 1% of the U.S. Bancorp Common Stock outstanding. In each instance reflected in the table, the named individual is deemed to have shared voting and investment power over the listed shares.

          Director or Executive      Shares of U.S. Bancorp Common Stock
                    Officer                   Beneficially Owned

              D. Michael Jones                   1,908 shares
              Terrance J. Dobson                 2,911 shares
                Aggregate Number:                4,819 shares

              Except for the issuance of the U.S. Bancorp Option, no transactions in U.S. Bancorp Common Stock were effected during the past 60 days by West One or, to the best of West One's knowledge, by any executive officer or director of West One (other than regular divdend reinvestment purchases of U.S. Bancorp Common Stock by Terrence J. Dobson pursuant to the U.S. Bancorp dividend reinvestment plan). In addition, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.



                                Page 7 of 18 Pages




         Item 6. Contracts, Arrangements, Understandings or Relation-ships With Respect to Securities of the Issuer.

         Option Agreement

              Set forth below is a description of selected provisions of the U.S. Bancorp Option Agreement. Such description is quali-fied in its entirety by reference to the copy of the U.S. Ban-corp Option Agreement filed as Exhibit 10.2 to the West One 1995 First Quarter 10-Q and specifically incorporated by ref-erence herein.

              The U.S. Bancorp Option Agreement provides for the pur-chase by West One of up to 19,542,378 shares, subject to cer-tain adjustments, of U.S. Bancorp Common Stock (the "U.S. Ban-corp Option Shares") at an exercise price, subject to certain adjustments, of $28.00 per share, payable in cash. The U.S. Bancorp Option Shares, if issued pursuant to the U.S. Bancorp Option Agreement, would represent approximately 19.9% of the U.S. Bancorp Common Stock issued and outstanding without giving effect to the issuance of any shares pursuant to an exercise of the U.S. Bancorp Option.

              The number of shares of U.S. Bancorp Common Stock subject to the U.S. Bancorp Option will be increased to the extent that U.S. Bancorp issues additional shares of U.S. Bancorp Common Stock (otherwise than pursuant to an exercise of the U.S. Ban-corp Option) such that the number of U.S. Bancorp Option Shares continues to equal 19.9% of the U.S. Bancorp Common Stock then issued and outstanding, without giving effect to the issuance of shares pursuant to an exercise of the U.S. Bancorp Option. The price per share at which the U.S. Bancorp Option Shares may be purchased pursuant to the U.S. Bancorp Option will be ad-justed in the event of any change in, or distributions in re-spect of, the U.S. Bancorp Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the U.S. Bancorp Common Stock that would be prohibited under the terms of the Merger Agreement, or the like. The number of shares of U.S. Bancorp Common Stock sub-ject to the U.S. Bancorp Option, and the applicable exercise price per U.S. Bancorp Option Share, also will be appropriately adjusted in the event of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, ex-change of shares, or similar event relating to U.S. Bancorp.

              West One or any other holder or holders of the U.S. Ban-corp Option (collectively, the "Holder") may exercise the U.S. Bancorp Option, in whole or in part, subject to regulatory ap-proval, at any time within 90 days (subject to extension as provided in the U.S. Bancorp Option Agreement) after both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur prior to termination of the U.S. Bancorp Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:

                    1. U.S. Bancorp or any of its Subsidiaries (each an "U.S. Bancorp Subsidiary"), without having received West
                                Page 8 of 18 Pages




              One's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than West One or any of its Subsidiaries (each a "West One Subsidiary") or the Board of Directors of U.S. Bancorp shall have recom-mended that the stockholders of U.S. Bancorp approve or accept any such Acquisition Transaction. For purposes of this Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, in-volving U.S. Bancorp or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of U.S. Bancorp, (x) a purchase, lease, or other acquisition of all or a substantial portion of the assets of U.S. Bancorp or any Significant Subsidiary of U.S. Bancorp, (y) a pur-chase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10 percent or more of the voting power of U.S. Bancorp or any Significant Subsidiary of U.S. Ban-corp, or (z) any substantially similar transaction; pro-vided, however, that in no event shall any (i) merger, consolidation, or similar transaction involving U.S. Ban-corp or any Significant Subsidiary in which the voting securities of U.S. Bancorp outstanding immediately prior thereto continue to represent (by either remaining out-standing or being converted into the voting securities of the surviving entity of any such transaction) at least 65 percent of the combined voting power of the voting secu-rities of the U.S. Bancorp or the surviving entity out-standing immediately after the consummation of such merg-er, consolidation, or similar transaction, or (ii) any merger, consolidation, purchase, or similar transaction involving only the U.S. Bancorp and or more of its Sub-sidiaries or involving only any two or more of such Sub-sidiaries, be deemed to be an Acquisition Transaction, provided any such transaction is not entered into in vio-lation of the terms of the Merger Agreement;

                    2. U.S. Bancorp or any U.S. Bancorp Subsidiary, without having received West One's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend, or pro-pose, to engage in an Acquisition Transaction with any person other than West One or a West One Subsidiary, or the Board of Directors of U.S. Bancorp shall have publicly withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to West One, its recommendation that the stockholders of U.S. Bancorp approve the transactions contemplated by the Merger Agre-ement;

                    3. Any person other than West One, any West One Subsidiary, or any U.S. Bancorp Subsidiary acting in a fiduciary capacity in the ordinary course of its business
                                Page 9 of 18 Pages




              shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                    4. Any person other than West One or any West One Subsidiary shall have made a bona fide proposal to U.S. Bancorp or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

                    5. After an overture is made by a third party to U.S. Bancorp or its stockholders to engage in an Acquisi-tion Transaction, U.S. Bancorp shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle West One to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

                    6. Any person other than West One or any West One Subsidiary, other than in connection with a transaction to which West One has given its prior written consent, shall have filed an application or notice with the Federal Re-serve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

              "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 25 percent or more of the then outstanding Common Stock, or (B) the oc-currence of the Initial Triggering Event described in clause
         (i) above, except that the percentage referred to in subclause
         (z) thereof shall be 25 percent.

              Within 90 days (subject to extension as provided in the U.S. Bancorp Option Agreement) after a subsequent Triggering Event prior to the termination of the U.S. Bancorp Option, West One (on behalf of itself or any subsequent Holder) may demand that the U.S. Bancorp Option and the related U.S. Bancorp Op-tion Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, U.S. Bancorp must affect such registration promptly subject to certain ex-ceptions. West One is entitled to two such registrations.

              The U.S. Bancorp option terminates (i) at the Effective Time, (ii) upon termination of the Merger Agreement in accor-dance with the terms thereof prior to the occurrence of an Initial Triggering Event, or (iii) twelve months after termina-tion of the Merger Agreement following the occurrence of an initial Triggering Event (provided that if an Initial Trigger-ing Event occurs after or continues beyond such termination, the U.S. Bancorp option will terminate nine months from the expiration of the last Initial Triggering Event to expire, but in no event more than eighteen months after such termination).

                               Page 10 of 18 Pages




              Within 90 days (subject to extension as provided in the U.S. Bancorp Option Agreement) after a subsequent Triggering Event and prior to termination of the U.S. Bancorp Option, sub-ject to regulatory approval, U.S. Bancorp is required (i) at the request of the Holder, to repurchase the U.S. Bancorp Op-tion from the Holder at a price ("U.S. Bancorp Option Repur-chase Price") equal to the amount by which (x) the "market/of-fer price" (as hereinafter defined) exceeds (y) the then ap-plicable U.S. Bancorp Option exercise price, multiplied by the number of shares for which the U.S. Bancorp Option may than be exercised; and (ii) at the request of the owner of U.S. Bancorp Option Shares from time to time (the "Owner") to repurchase such number of U.S. Bancorp Option Shares from the Owner as the Owner designates at a price per share (the "U.S. Bancorp Option Share Repurchase Price") equal to the "market/offer price." In either case, the U.S. Bancorp Option Repurchase Price or U.S. Bancorp Option Share Repurchase Price also would include West One's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including legal, accounting, and investment banking fees ("Out-of-Pocket Expenses"). "Market/offer price" means the highest of (A) the price per share of U.S. Bancorp Common Stock at which a tender offer or exchange offer therefor has been made,
         (B) the price per share of U.S. Bancorp Common Stock to be paid by any third party pursuant to an agreement with U.S. Bancorp
         (C) the highest closing price for shares of U.S. Bancorp Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the U.S. Bancorp Option or the Owner gives notice of the required repurchase of U.S. Bancorp Option Shares, as the case may be, and (D) in the event of the sale of all or substantially all of U.S. Bancorp's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of U.S. Bancorp divided by the number of shares of U.S. Bancorp Common Stock then outstanding.

              In the event that prior to termination of the U.S. Bancorp Option, U.S. Bancorp enters into an agreement (i) to consoli-date with or merge into any entity other than West One or one of its subsidiaries and shall not be the continuing or surviv-ing corporation of such consolidation or merger, (ii) to permit any entity other than West One or one of its subsidiaries to merge into U.S. Bancorp with U.S. Bancorp as the continuing or surviving corporation, but in connection therewith the then outstanding shares of U.S. Bancorp Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of U.S. Bancorp Common Stock after such merger represent loss than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than West One or one of its subsidiaries, then the U.S. Bancorp Option will be converted into or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either the continuing or surviving corporation of a merger or a consolidation, the transferee of all or substantially all of U.S. Bancorp's assets, or the person controlling such continu-ing or surviving corporation or transferee. The number of
                               Page 11 of 18 Pages




         shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the U.S. Bancorp Option.

              Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the re-quest of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Hig-hest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares at Substitute Common Stock for which the Substitute Op-tion may be exercised, plus West One'S. Out-of-Pocket Ex-penses. The repurchase price for Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Sub-stitute Shares to be repurchased, plus West One's Out-of-Pocket Expenses. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substi-tute Option or the owner give notice of the required repurchase of Substitute Shares, as the case may be.

              Neither U.S. Bancorp nor West One may assign any of its respective rights and obligations under the U.S. Bancorp Option Agreement or the U.S. Bancorp Option to any other person with-out the other party's written consent, except that if a Subse-quent Triggering Event occurs prior to termination of the U.S. Bancorp Option, within 30 days thereafter (subject to extension as provided in the U.S. Bancorp Option Agreement), West One, subject to the U.S. Bancorp Option Agreement, may assign in whole or in part its rights and obligations thereunder. In addition, until 30 days after the Federal Reserve Board ap-proves an application by West One to acquire the U.S. Bancorp Option Shares, West One may not assign its rights under the U.S. Bancorp option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of U.S. Bancorp, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public dis-tribution on West One'S behalf, or (iv) any other manner ap-proved by the Federal Reserve Board.

              Notwithstanding any other provision of the Option Agree-ment, if a Holder, an Owner, or certain related parties offer or propose to engage in an Acquisition Transaction (other than as contemplated by the Merger Agreement), then (i) in the case of a Holder or related party thereof, the U.S. Bancorp option held by it will terminate immediately, and (ii) in the case of an Owner or a related party thereof, the U.S. Bancorp Option Shares held by it will be purchasable by U.S. Bancorp im-mediately at the then applicable U.S. Bancorp option exercise price.

                               Page 12 of 18 Pages




              The rights and obligations of U.S. Bancorp and West One under the U.S. Bancorp Option Agreement are subject to receipt of any required regulatory approvals. Without the prior ap-proval of the Federal Reserve Board, West One may not acquire more than 5% of the outstanding U.S. Bancorp Common Stock. West One intends to file an application for such approval as soon as practicable.

         Merger Agreement

              Set forth below is a description of certain provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2 to the West One 1995 First Quarter 10-Q and spe-cifically incorporated by reference herein.

              Consummation of the Merger is subject to various condi-tions, including approval of U.S. Bancorp's and West One's shareholders; obtaining regulatory approvals; the effectiveness of a registration statement relating to and NASDAQ listing of the shares of U.S. Bancorp's Common Stock to be issued in the Merger; the absence of any order, decree or injunction which enjoins or prohibits the consummation of the Merger; the re-ceipt of legal opinions relating to the tax consequences of the Merger; the receipt of a pooling letter; the representations and warranties of each party must be true and accurate in all material respects; and each party must have performed its ob-ligations under the Merger Agreement in all material respects. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.

              Pursuant to the Merger Agreement, U.S. Bancorp and West One generally have agreed to operate their respective busi-nesses and engage in transactions only in the ordinary course, to preserve intact their respective business organization and assets and to maintain their rights and franchises, and to take no action that would adversely affect the ability of either to obtain any necessary approvals of governmental authorities or to perform their covenants under the Merger Agreement. How-ever, U.S. Bancorp and West One also have agreed that prior to the earlier of the effective time of the Merger or termination of the Merger Agreement, neither party may, except with the prior written consent of the other party or as permitted by the Merger Agreement: (i) pay dividends on, repurchase and redeem or grant options on, capital stock (other than regular quar-terly dividends); (ii) take actions which would impede pooling or tax treatment; (iii) take actions which cause any of their respective representations and warranties to be or become false; and (iv) take any actions which would adversely affect or delay obtaining regulatory approval. Additionally, except with prior written consent of U.S. Bancorp or as permitted in the Merger Agreement, West One may not: (i) solicit or au-thorize acquisition inquiries or proposals from any party; (ii) incur indebtedness, other than in the ordinary course of busi-ness; (iii) adjust, split, combine or reclassify its capital stock; (iv) sell or encumber assets, other than in the ordinary course of business; (v) make investments, other than in the
                               Page 13 of 18 Pages




         ordinary course of business; (vi) enter into material con-tracts, other than in the ordinary course; (vii) enter into agreements and arrangements with employees; (viii) settle claims other than in the ordinary course of business; (ix) amend its articles of incorporation or bylaws; (x) restructure its investment security portfolio. West One will continue to be able to pay regular dividends and increase its regular dividends in accordance with past practice.

              U.S. Bancorp and West One each will pay all expenses in-curred by it in connection with the transactions contemplated by the Merger Agreement, except that each will pay one half of the costs incurred on behalf of the Company and the costs of printing the Registration Statement and Joint Proxy Statement to be used by U.S. Bancorp and West One.

         Item 7.   Material to be Filed as Exhibits.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit A -    Name, Business Address, and Present Principal
                        Occupation of Each Executive Officer and Direc-tor of West One.

         Exhibit B -    Stock Option Agreement, dated May 6, 1995, be-
                        tween West One, as optionee, and U.S. Bancorp, as grantor (incorporated by reference to Exhibit
                        10.2 to the West One 1995 First Quarter 10-Q).

         Exhibit C -    Agreement and Plan of Merger, dated May 5, 1995,
                        between West One and U.S. Bancorp (incorporated by reference to Exhibit 2 to the West One 1995
                        First Quarter 10-Q).

         Exhibit D -    Stock Option Agreement, dated May 6, 1995, be-
                        tween U.S. Bancorp, as optionee, and West One, as grantor (incorporated by reference to Exhibit
                        10.1 to the West One 1995 First Quarter 10-Q).



















                               Page 14 of 18 Pages




                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       WEST ONE CORPORATION



                                       By:   /s/ Dwight V. Board
                                            Name:  Dwight V. Board
                                            Title: Senior Vice President,
                                                   Secretary and
                                                   General Counsel

         May 12, 1995








































                               Page 15 of 18 Pages




                                  EXHIBIT INDEX



                                                           Sequential
         Exhibit    Description                             Page No.

         A            Name, Business Address, and
                      Present Principal Occupation
                      of Each Executive Officer and
                      Director of West One.

         B            Stock Option Agreement, dated
                      May 6, 1995, between West One,
                      as optionee, and U.S. Bancorp,
                      as grantor (incorporated by
                      reference to Exhibit 10.2 to
                      West One's quarterly report on
                      Form 10-Q for the quarter ended
                      March 31, 1995 (Commission File
                      No. 0-9876).

         C            Agreement and Plan of Merger,
                      dated May 5, 1995, between West
                      One and U.S. Bancorp (incorporated
                      by reference to Exhibit 2 to
                      West One's quarterly report on
                      Form 10-Q for the quarter ended
                      March 31, 1995 (Commission File
                      No. 0-9876).

         D            Stock Option Agreement, dated
                      May 6, 1995, between U.S. Bancorp,
                      as optionee, and West One,
                      as grantor (incorporated by
                      reference to Exhibit 10.1 to
                      West One's quarterly report
                      on Form 10-Q for the quarter
                      ended March 31, 1995 (Commission
                      File No. 0-9876).


















                               Page 16 of 18 Pages